

June 21, 2012

Via E-mail
Sallye W. Soltner
Chief Executive Officer
First State Capital Investments, Incorporated
1514 N. 35th Street
Seattle, WA 98103

      Re: **First State Capital Investments, Incorporated**
              Amendment No. 1 to Form 10-12G
              Filed June 4, 2012
              File No. 000-54644

Dear Ms. Soltner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, and Director Independence, page 14

1. We note the revisions to your registration statement in response to comment 4 in our letter dated May 2, 2012. We further note that your revised disclosure states, "If our officers and directors believed that a potential, unresolved conflict of interest continued to exist, then our officers and directors <u>may</u> vote to forgo the business combination opportunity and seek another business opportunity" (emphasis added). As such, it does not appear that you have a method or procedure to resolve a conflict of interest. Based on your revised disclosure, it appears that the officers and directors will exercise their discretion in deciding which company will take advantage of an opportunity. If true, please revise to clearly state so.

Signatures

2. Please ensure in your next amendment that the dates of your signatures are concurrent with the date you file your amendment.

Exhibit 23

3. Please revise to include an updated consent since an extended period of time has passed since the last filing.

     You may contact Anthony Watson, Staff Accountant, at (202) 551- 3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

     Sincerely,

     /s/ Catherine T. Brown for

     Mara L. Ransom
     Assistant Director